Exhibit 14.1

PENN VIRGINIA RESOURCE GP, LLC

CODE OF BUSINESS CONDUCT AND ETHICS

PENN VIRGINIA RESOURCE GP, LLC

CODE OF BUSINESS CONDUCT AND ETHICS

1. Company Goals and Purpose of the Code. Penn Virginia Resource GP, LLC (the “Company”) is the general partner of Penn Virginia Resource Partners, L.P. (“PVR” and, together with the Company, “Penn Virginia”). Public confidence and Penn Virginia’s reputation are valuable assets. Therefore, an important goal of Penn Virginia is to conduct its business, and to interact with employees, lessees, suppliers, governmental entities, the public and our communities, in a responsible and ethical manner. Another goal is to provide employees safe working conditions in an environment conducive to initiative, creativity and job satisfaction. The purpose of this Code of Business Conduct and Ethics (this “Code”) is to promote these goals.

2. Individuals Subject to the Code; Duty of Disclosure; Waivers. This Code applies to all directors, officers and employees of the Company and all employees of any affiliate of the Company who provide services to Penn Virginia (who shall be considered employees for purposes of this Code). The provisions with respect to Conflicts of Interest (except outside employment and directorships) and Compliance with Laws (Securities Laws and Insider Trading) also apply to the spouse, minor children and other close relatives sharing the home of each director, officer and employee. This Code is not avoided by causing a prohibited transaction or payment to be effected through an intermediary, such as an attorney or broker.

For the protection of both Penn Virginia and the persons subject to this Code, it is essential that prompt and full disclosure be made of any situation which may involve a violation of this Code. Those who violate this Code will be subject to disciplinary action, up to and including termination of employment. Violations and waivers of, and amendments to, this Code will be disclosed as required by law. Any waiver of this Code for any director or executive officer may be made only by the Board of Directors and will be promptly disclosed to shareholders. Any waiver of this Code for any employee other than an executive officer may be made only by the Chief Executive Officer or the Board of Directors. If there is a situation which a director, officer or employee believes may violate or lead to a violation of this Code, the guidelines described in Sections 14 and 15 of this Code should be followed.

3. Conflicts of Interest. A conflict of interest exists when the private interest of a director, officer or employee interferes with, or even appears to interfere with, that person’s ability to advance the interests of Penn Virginia. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company duties objectively and effectively. Conflicts of interest may also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Each director, officer and employee is prohibited from engaging in transactions that would give rise to conflicts of interest or the appearance of impropriety in connection with his or her employment by or relationship to the Company. If any employee has a question as to whether a particular transaction has caused or might give rise to a conflict of interest or the appearance of impropriety, he or she should discuss the matter with the General Counsel prior to becoming involved in such transaction or taking such action. As required by the Company’s Corporate Governance Principles, directors are required to inform the Chief Executive Officer or the chairperson of the Conflicts Committee of the Board of Directors if any actual or potential conflict arises and must resign if a significant conflict exists and cannot be resolved. In addition, directors must recuse themselves from any discussions or decisions affecting their personal, business or professional interests.

It is impossible to describe every circumstance which may create a conflict of interest. However, conflicts may be involved in the following types of situations, any of which should be disclosed if they exist:

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owning any interest (other than nominal amounts of stock in publicly-traded companies) in any material customer, lessor, lessee, contractor, supplier or competitor (generally, financial interests which, regardless of value, amount to less than 1% of a publicly-traded company would be considered “nominal”);

•	consulting with, or being an employee of, any material customer, lessor, lessee, contractor, supplier or competitor;

•	providing services to another company engaged in the coal, natural gas midstream or timber businesses;

•	participating in any outside business activities that are competitive with any of Penn Virginia’s businesses;

•	purchasing from, or selling to, Penn Virginia any assets, goods or services, or having a close relative do the same;

•	participating in outside activities which are so substantial that they interfere with the ability to devote appropriate time and attention to Company job responsibilities;

•	serving on the board of directors of any material customer, lessor, lessee, contractor, supplier or competitor;

•	using for improper personal benefit any information learned of in the course of an employee’s employment;

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taking advantage of a business opportunity, such as the leasing or purchase of coal, natural gas midstream or timber assets, which is in Penn Virginia’s lines of business and in which Penn Virginia might reasonably be expected to have an interest; and

•	disclosing or using any information that is confidential, proprietary or privileged.

4. Compliance with Laws. It is Penn Virginia’s policy to comply in all respects with all laws and regulations that apply to its business at all government levels.

a. Safety and Environmental Laws. Penn Virginia is committed to establishing and maintaining safe work areas and habits as well as environmental protection programs that promote and protect employees and prevent injury to the environment in the communities in which Penn Virginia conducts business. Each employee has a responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Employees are expected to be fit for duty and capable of performing their responsibilities in a safe and productive manner free from alcohol and substance abuse. Alcohol and substance abuse in the workplace will not be tolerated, and employees must comply with the Company’s Drug and Alcohol Policy, a copy of which is provided to each employee upon hiring.

b. EEO Laws. Penn Virginia is committed to complying with all equal employment opportunity laws, including those which require recruiting, hiring, placing, promoting, training, compensating, transferring and terminating employees based on job-related qualifications and performance without regard to race, color, religion, national origin, sex, age (as defined by law) or disability (unrelated to the performance of essential tasks of the position). Any Penn Virginia employee who has responsibility for recruiting, hiring, placing, promoting, training, compensating, transferring or terminating employees is required to comply with all equal employment opportunity laws.

c. Antitrust Laws. Penn Virginia believes that vigorous and fair competition is in the best interest of its employees, its shareholders and itself. Antitrust laws were developed and enacted to help preserve the free enterprise system by promoting healthy competition. Penn Virginia will comply in all respects with both the spirit and letter of the antitrust laws.

Antitrust laws prohibit business activities which constitute unreasonable restraints of trade, unfair trade practices and other anti-competitive activities. Neither directors nor employees should participate in any activity which would serve to undermine the competitive nature of the industry or to artificially establish product prices independent of the market. Specifically, directors, officers and employees must not enter into agreements, understandings or discussions with any of Penn Virginia’s competitors concerning:

•	prices or discounts;

•	terms or conditions of sale of products or services;

•	profits, profit margins or costs;

•	shares of the market;

•	distribution practices or channels;

•	bids or the intent to bid;

•	selection, classification, rejection or termination of customers or classes of customers;

•	sales territories or markets;

•	exchange of competitive information; or

•	any other matter inconsistent with complete freedom of action and independence of Penn Virginia in the conduct of its businesses.

d. Securities Laws and Insider Trading. The Company supports the investment in PVR’s common units by directors, officers and employees. However, it is important to advise those persons of certain restrictions contained in the securities laws and regulations regarding the purchase or sale of PVR’s units.

It is a violation of the securities laws for an insider to trade in PVR units when he or she possesses “material” non-public information about Penn Virginia’s businesses. It is also a violation if an insider gives such information to a third party who uses it for trading purposes. Information is generally considered to be “material” if it might be considered in a decision to buy, hold or sell PVR’s units.

Violations of securities laws frequently involve idle or casual conversation about Penn Virginia and its businesses and plans. If such indiscretions involve material non-public information, they may ultimately result in serious consequences for Penn Virginia and for those who provide such inside information.

To assure compliance with both the letter and the intent of the securities laws, each director, officer and employee should adhere to the following guidelines:

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No director, officer or employee should disclose material non-public information regarding Penn Virginia’s businesses except to (i) other directors, officers and employees who have a need to know such information to conduct Penn Virginia business, (ii) legal, accounting, banking or other advisors who have a fiduciary responsibility to keep such information confidential and (iii) persons or entities which have executed a confidentiality agreement regarding the information disclosed.

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Any director, officer or employee in possession of material non-public information regarding Penn Virginia should not buy or sell PVR’s units until the information has been properly disclosed to the public and the public has had sufficient time to become aware of and to evaluate it. Directors, officers and employees are prohibited from trading in PVR’s units during “restricted periods,” which occur four times each year. Each of the four restricted periods begins on the 16th day of the third month of Penn Virginia’s fiscal quarter and ends at the end of the second business day after Penn Virginia releases annual or quarterly earnings statements.

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Penn Virginia may extend a restricted period, or create additional restricted periods, at any time, if at the time Penn Virginia believes trading by insiders would be inappropriate because of developments at Penn Virginia that are or could become material.

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Inquiries from financial analysts and others affiliated with the financial and investment communities which relate to non-public information regarding PVR should be referred to the Company’s Investor Relations Manager.

5. Commercial Relationships and Fair Dealing. Penn Virginia seeks stable and profitable business relationships, based on fairness and integrity, with its employees, customers, lessors, lessees, contractors, suppliers, competitors and all others whose activities are associated with it. No director, officer or employee should take advantage of any customer, lessor, lessee, contractor, supplier, competitor, employee or other person or entity with whom Penn Virginia is associated through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice. Care should be taken to properly safeguard confidential information of third parties.

6. Financial Reporting and Controls, Records Management and Communications. Penn Virginia requires honest and accurate recording and reporting of financial and other information in order to make responsible business decisions and full, fair, accurate, timely and understandable financial and other disclosures to regulatory agencies and the public. The Company will maintain internal controls to ensure that transactions are properly authorized, assets are safeguarded, operations are conducted in accordance with Board of Director and management directives and financial records are reliable. All of Penn Virginia’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect all transactions required to be reflected therein and must conform both to applicable legal requirements and Penn Virginia’s system of internal controls. Public statements and filings regarding Penn Virginia’s business and financial status must be true, accurate, complete, timely, understandable and not misleading. Unrecorded funds or assets will not be maintained. No false or fictitious entries will be made on Penn Virginia books and records.

If a director, officer or employee is not sure whether a certain expense or transaction is legitimate, or how to properly account for the expense or transaction, he or she must ask his or her supervisor or the Company’s Controller.

7. Authorization and Documentation. Officers and employees must ensure that all transactions have been properly authorized. In some cases, approval of one or more of the Company’s officers or the Board of Directors may be required to authorize a particular transaction. If an employee is unsure of the authorization required for a particular transaction, he or she should consult his or her manager or supervisor or contact the Company’s General Counsel.

Officers and employees must also ensure that all transactions have been properly documented. Substantial commercial transactions must be evidenced by appropriate written agreements, and oral contracts, letters of intent and “handshake deals” are generally discouraged and not permitted for substantial commercial transactions. Certain of these agreements require legal review. All agreements entered into outside of the ordinary course of business, such as those involving an acquisition or disposition of assets, must be reviewed by the Company’s legal department. Ordinary course of business agreements, such as master service or independent contractor agreements, should be documented using agreements in a form approved by the Company’s legal department. Employees should consult their manager or supervisor or the Company’s General counsel if they have questions about whether or not a particular agreement involves a substantial commercial transaction or otherwise needs legal review.

8. Entertainment and Gifts. The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers or suppliers. No gift or entertainment should ever be offered, given, provided or accepted by any director, officer or employee or any family member of such person, unless it: (1) is not a cash gift; (2) is consistent with customary business practices; (3) is not excessive in value; (4) cannot be construed as a bribe or payoff; and (5) does not violate any laws or regulations. An officer or employee should discuss with his supervisor, and a director should discuss with the chairperson of the Conflicts Committee, any gifts or proposed gifts or entertainment which he or she is not certain are appropriate.

9. Political Contributions. No Penn Virginia funds or assets will be loaned or contributed to any political party or organization, or to any individual who holds or is a candidate for public office, except when permitted by applicable law and pre-authorized by the Board of Directors.

This policy is not intended to discourage or prevent a director, officer or employee from engaging in political activities as an individual on his or her own time and at his or her own expense. It also does not prohibit the making of political contributions from personal funds or from expressing individual views with respect to legislative or political matters.

10. Sexual, Racial and Other Harassment. Penn Virginia insists that all individuals be treated with respect and dignity. Each individual should be able to work in a professional atmosphere that promotes teamwork and attainment of Penn Virginia’s goals. Improper interference with the ability of the Company’s employees to perform their expected job duties is unacceptable and unprofessional, and the Company expressly prohibits any form of unlawful harassment and any other inappropriate or unprofessional conduct and will not tolerate, condone or allow such conduct by fellow employees, supervisors, managers, contractors, visitors or others who conduct Penn Virginia business.

a. Sexual Harassment. Penn Virginia prohibits sexual harassment of employees and applicants. “Sexual harassment” refers to any unwelcome sexual attention, sexual advances, requests for sexual favors and similar conduct reasonably considered offensive when:

•	submission to such conduct, either explicitly or implicitly, is made a term or condition of an individual’s employment;

•	submission to, or rejection of, such conduct is used as the basis for employment decisions affecting that individual;

•	such conduct has the purpose or effect of interfering with an individual’s work performance; or

•	such conduct has the purpose or effect of creating an intimidating, hostile or offensive work environment.

Examples of sexual harassment include, but are not limited to:

•	threatening adverse employment actions if sexual favors are not granted;

•	promising preferential treatment in return for sexual favors;

•	unwanted and unnecessary physical contact;

•	unwelcome and inappropriate use of offensive, sexually explicit or sexually suggestive language, gestures or humor; and

•	inappropriate display of sexually suggestive objects or pictures.

b. Racial/Ethnic Harassment. Penn Virginia also prohibits racial and ethnic harassment of employees and applicants. Conduct with racial or ethnic content or overtones may be considered racial/ethnic harassment. Racial/ethnic harassment may take many forms, including, but not limited to:

•	menacing behavior, words, or symbols directed at persons of a particular race or ethnicity;

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displaying, distributing or otherwise communicating anything offensive in any medium which focuses on race or ethnicity, such as offensive computer graphics, drawings, cartoons, graffiti, jokes, epithets, slurs or derogatory remarks;

•	making critical or mocking comments about racial or ethnic characteristics, such as voice, accent, physical characteristics, or manner of dress;

•	perpetuating or promoting racial/ethnic stereotypes, such as assumptions about likes and dislikes based on race or ethnicity;

•	assigning persons to an isolated or separate work area based on their race or ethnicity; and

•	basing overtime assignments on race or ethnicity.

c. Other Inappropriate Behavior. Penn Virginia considers all conduct and comments that are offensive and based on sex, color, religion, sexual orientation, marital status, pregnancy, national origin, age, disability, veteran status or any other characteristic or status protected by law, to constitute inappropriate behavior. Such inappropriate behavior is explicitly prohibited by this policy.

It is important to understand that Penn Virginia’s prohibition on inappropriate behavior is not limited to behavior that is actually so severe or pervasive enough to constitute illegal discrimination or harassment. Rather, Penn Virginia prohibits any offensive comments or behavior based on the protected characteristics and statuses described above, regardless of whether the behavior meets the legal definition of unlawful discrimination or harassment.

This policy also prohibits inappropriate behavior regardless of whether it is unwelcome, regardless of whether anyone has complained about the inappropriate behavior and regardless of whether the person engaging in the inappropriate behavior intended it to be offensive. This policy also prohibits inappropriate behavior which was intended only as a joke or was not supposed to be seen or overheard by others.

Any person who feels that he or she has been a victim of harassment or other inappropriate behavior should promptly report the problem in the manner described under Sections 14 and 15. Penn Virginia will promptly and confidentially investigate all such allegations and will take appropriate corrective action if necessary. Retaliation in any form against an employee who exercises his or her right to make a complaint under this Code is strictly prohibited and will itself be a cause for disciplinary action.

11. Use of Computers and Other Equipment. All Company employees have access to one or more forms of electronic media equipment and services, including computers, e-mail, telephones, voice mail, fax machines, the Internet and other on-line services. The Company encourages use of these services, since they promote effective and efficient communication and are valuable business information sources. However, it is important to stress that electronic media equipment and services provided by the Company are the sole property of PVR and are owned, operated and controlled by Penn Virginia. Their purpose is to facilitate Penn Virginia business. It is not possible to devise rules to cover every situation relating to employee use of electronic media services; however, employees are advised as follows:

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Electronic media equipment must be cared for and used in a responsible manner to protect it and the Company’s computer and other networks from misuse or harm. Employees should take precautions to protect media equipment and networks from theft and damage as if it were their own.

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Electronic media must not be used to transmit, retrieve or store any communication that is discriminatory or harassing, derogatory to any individual or group, obscene, defamatory or threatening or engaged in for a purpose that is illegal or contrary to this Code. Employees should remember that any screen display or print out of any subject, article or web page accessed via the Internet can be easily viewed by others.

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Electronic media services must not be used to transmit, retrieve or store copyrighted materials, proprietary information or similar materials except in compliance with applicable laws and regulations. Never make or use illegal or unauthorized copies of any software, movies or music.

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Electronic media services are provided for business use. Limited, occasional or incidental use of these services for personal nonbusiness purposes is acceptable provided that Penn Virginia does not believe the employee is abusing this privilege.

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E-mail is a fast, convenient and effective way to communicate with other employees and business partners. Irresponsible, careless, or insensitive statements in an e-mail can be taken out of context and used against employees and Penn Virginia. E-mail must only be used appropriately and professionally.

•	All employee use of electronic media services, including e-mail and Internet usage, is subject to monitoring by the Company as permitted by applicable law.

•	Upon termination of employment, all electronic media equipment must be returned to the Company immediately.

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Employees must respect the confidentiality of other employees’ electronic communications and are not permitted to monitor or intercept the files or electronic communications of other employees or use another employee’s log-in or password.

12. Confidential Information. Directors, officers and employees must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is required by applicable laws or regulations as determined by the General Counsel. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, PVR or PVR’s customers, suppliers, lessees or lessors, if disclosed. All non-public information about the Company and PVR should be considered confidential information. Confidential information should be discussed with others in the Company only on a need-to-know basis, and disclosure of confidential information to persons outside the Company should only be done in conjunction with appropriate confidentiality agreements which can be provided the Company’s legal department.

13. Protection and Proper Use of Company Assets. All employees must protect the Company’s and PVR’s assets and ensure their efficient and lawful use. Theft, carelessness and waste have a direct impact on PVR’s and the Company’s profitability. Any suspected incident of fraud, theft or improper use of Company or PVR assets should be immediately reported as described below. All transactions must be properly authorized.

14. Reporting of Violations. Penn Virginia’s business and reputation depends on strict adherence to the provisions of this Code. All employees are expected and obligated to report any known or suspected Code violations to the persons described below under “Compliance Procedures.” Directors are expected to make such reports to the chairperson of the Company’s Conflicts Committee. Except as qualified by the next sentence, no disciplinary action will be taken against an employee or director making such a report and all information provided will be maintained in the strictest confidence, except to the extent otherwise required by applicable law. The reporting of a violation by a director or an employee that implicates the reporting person, either directly or indirectly, will not protect the reporting person from disciplinary action by the Company, including the possibility of dismissal for cause.

15. Compliance Procedures. Directors, officers and employees must work to ensure prompt, consistent and reasonable action is taken against violators of this Code. Not all situations will be clear-cut and many could require a difficult judgment call. To facilitate the accurate, fair and expeditious handling of violations of this Code, employees should take the following steps:

•	Report the violation to any of the following persons:

•	your supervisor;

•	any member of management;

•	any member of the Company’s Compliance Committee, which is comprised of the General Counsel, the Director, Internal Audit and the Vice President, Human Resources; or

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directly to a member of the Company’s Audit Committee. The contact information of the Audit Committee member who is designated to receive such reports has been communicated to you via a letter from the Chief Executive Officer and such information will be posted at each of the Company’s offices.

•	Report the violation in any of the following means:

•	by speaking or writing directly on a confidential name basis or anonymously to your supervisor, any member of management or any member of the Compliance Committee;

•	by writing on a confidential name basis or anonymously to the Audit Committee; or

•	by making a report on a confidential name basis or anonymously to the Company’s 24-hour hotline provider via the toll free number or on-line reporting address previously provided to you.

•	Report the violation promptly and give as much specific information as possible regarding the wrongdoing. Doing so will facilitate the Company’s investigation of the reported violation.

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Violations may be reported without fear of retaliation. The Company does not permit retaliation of any kind against employees for good faith reports of violations of law, regulations, this Code and other Company policies.

16. Audits. Compliance with this Code will be monitored by periodic audits. These will be done under direction of the Company’s Director, Internal Audit and General Counsel. All persons subject to this Code are required to cooperate fully with such audits and to provide truthful and accurate information.

17. Nonexclusivity. This Code does not constitute a comprehensive, full or complete explanation of the laws which are applicable to the Company and its directors, officers and employees, nor does it contain all applicable policies and basis for discipline or discharge. Each person subject to this Code has a continuing obligation to be familiar with applicable law and all Penn Virginia policies and procedures.

18. Violations. A violation of this Code or a false or misleading answer or response to a questionnaire or Annual Compliance Statement can result in disciplinary action against the employee, and could lead to discharge of an employee. The Company may also bring known violations of law to the attention of appropriate enforcement authorities.

Effective Date of Code

This Code was approved by the Board on December 8, 2003 and last revised on July 21, 2009.

Annual Compliance Statement

I have read Penn Virginia Resource GP, LLC’s Code of Business Conduct and Ethics, have had an opportunity to ask questions and agree to strictly comply with the Code. I understand that the Code is not a contract of employment, but that the failure to comply with the Code or to truthfully and completely respond to the questions in this Annual Compliance Statement will be a basis for disciplinary action, including the possibility of dismissal for cause. I understand that the Code does not, in any way, alter my employment status.

Except as stated in the Disclosure space below, I know of no interest, business relationship or action or failure to act of mine or of my spouse, children or other close relatives which conflicts with the provisions of the Code.

Disclosure

The information provided below discloses circumstances which may be a violation of the Code of Business Conduct and Ethics. (If necessary, please attach additional pages and sign and date each page.)

Except as stated below, no member of my family nor any relative is employed by Penn Virginia or any of its subsidiaries or affiliates (list each family member or relative).

I will immediately report any future relationships, interests, transactions or arrangements which may constitute a violation of the Code as they arise during the course of my employment with or relationship to the Company.

Date	Signature

Name (Please print)	Title